UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

            In the Matter of

NATIONAL FUEL GAS COMPANY                               TENTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION              CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                    PURSUANT TO
SENECA RESOURCES CORPORATION                            RULE 24
NATIONAL FUEL RESOURCES, INC.

File No. 70-8251
(Public Utility Holding Company Act of 1935)
--------------------------------------------

                    THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and certain of its subsidiaries, National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), and National Fuel Resources, Inc. ("NFR")(the "Covered Subsidiaries") in Form U-1, Application-Declaration, File No. 70-8251, as amended, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission (HCAR No. 35-25922 dated November 12, 1993) with respect thereto, in that, during the quarter ended March 31, 1997 the following guarantee was made by National on behalf of the Covered
Subsidiary:

                                    Covered Subsidiary
Date of      Recipient of           on Whose Behalf         Amount of
Guarantee    Guarantee              Guarantee was Made      Guarantee
---------    ---------              ------------------      ---------

2/11/97      Enron Capital & Trade  National Fuel           $500,000
             Resources Corp.        Resources, Inc.


3/20/97      Renaissance Energy     National Fuel           $500,000
             Ltd.                   Resources, Inc.

                    In accordance with HCAR No. 35-25922 the guarantee listed above remains in effect until the earlier of (i) a date prior to December 31, 1998, or (ii) written notice of cancellation from guarantor.

May 14, 1997

                                    NATIONAL FUEL GAS COMPANY



                                    By:  /s/ Gerald T. Wehrlin
                                       -------------------------
                                       Gerald T. Wehrlin
                                       Controller